SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

COLUMBIA LABORATORIES, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

197779101

(CUSIP Number)

MARCH 7, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No.: 197779101	Page 2 of 18 Pages

1	Names of reporting persons ACTAVIS PLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization IRELAND
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
	6	Shared voting power 0 (See Item 4)
	7	Sole dispositive power
	8	Shared dispositive power 0 (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 0 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 0.0%
12	Type of reporting person (see instructions) OO

SCHEDULE 13G/A

CUSIP No.: 197779101	Page 3 of 18 Pages

1	Names of reporting persons WARNER CHILCOTT PLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization IRELAND
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
	6	Shared voting power 0 (See Item 4)
	7	Sole dispositive power
	8	Shared dispositive power 0 (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 0 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 0.0%
12	Type of reporting person (see instructions) OO

SCHEDULE 13G/A

CUSIP No.: 197779101	Page 4 of 18 Pages

1	Names of reporting persons ACTAVIS WC 1 S.À R.L.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization LUXEMBOURG
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
	6	Shared voting power 0 (See Item 4)
	7	Sole dispositive power
	8	Shared dispositive power 0 (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 0 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 0.0%
12	Type of reporting person (see instructions) OO

SCHEDULE 13G/A

CUSIP No.: 197779101	Page 5 of 18 Pages

1	Names of reporting persons ACTAVIS WC 2 S.À R.L.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization LUXEMBOURG
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
	6	Shared voting power 0 (See Item 4)
	7	Sole dispositive power
	8	Shared dispositive power 0 (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 0 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 0.0%
12	Type of reporting person (see instructions) OO

SCHEDULE 13G/A

CUSIP No.: 197779101	Page 6 of 18 Pages

1	Names of reporting persons ACTAVIS IRELAND HOLDING LIMITED
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization IRELAND
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
	6	Shared voting power 0 (See Item 4)
	7	Sole dispositive power
	8	Shared dispositive power 0 (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 0 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 0.0%
12	Type of reporting person (see instructions) OO

SCHEDULE 13G/A

CUSIP No.: 197779101	Page 7 of 18 Pages

1	Names of reporting persons ACTAVIS CAPITAL S.À R.L.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization LUXEMBOURG
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
	6	Shared voting power 0 (See Item 4)
	7	Sole dispositive power
	8	Shared dispositive power 0 (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 0 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 0.0%
12	Type of reporting person (see instructions) OO

SCHEDULE 13G/A

CUSIP No.: 197779101	Page 8 of 18 Pages

1	Names of reporting persons ACTAVIS W.C. HOLDING INC.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
	6	Shared voting power 0 (See Item 4)
	7	Sole dispositive power
	8	Shared dispositive power 0 (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 0 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 0.0%
12	Type of reporting person (see instructions) CO

SCHEDULE 13G/A

CUSIP No.: 197779101	Page 9 of 18 Pages

1	Names of reporting persons ACTAVIS, INC.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization NEVADA
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
	6	Shared voting power 0 (See Item 4)
	7	Sole dispositive power
	8	Shared dispositive power 0 (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 0 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 0.0%
12	Type of reporting person (see instructions) CO

SCHEDULE 13G/A

CUSIP No.: 197779101	Page 10 of 18 Pages

1	Names of reporting persons WATSON LABORATORIES, INC.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
	6	Shared voting power 0 (See Item 4)
	7	Sole dispositive power
	8	Shared dispositive power 0 (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 0 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 0.0%
12	Type of reporting person (see instructions) CO

SCHEDULE 13G/A

CUSIP No.: 197779101	Page 11 of 18 Pages

1	Names of reporting persons COVENTRY ACQUISITION, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
	6	Shared voting power 0 (See Item 4)
	7	Sole dispositive power
	8	Shared dispositive power 0 (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 0 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 0.0%
12	Type of reporting person (see instructions) OO

SCHEDULE 13G/A

CUSIP No.: 197779101	Page 12 of 18 Pages

Item 1(a).	Name of Issuer: Columbia Laboratories, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4 Liberty Square, Fourth Floor Boston, Massachusetts 02109

Item 2(a).	Name of Person(s) Filing:

	Actavis plc	(“Actavis plc”)
	Warner Chilcott plc	(“Warner Chilcott”)
	Actavis WC 1 S.à r.l.	(“WC 1 S.à r.l.”)
	Actavis WC 2 S.à r.l.	(“WC 2 S.à r.l.”)
	Actavis Ireland Holding Limited	(“Actavis Ireland”)
Actavis Capital S.à r.l.
	(formerly Actavis WC Holding S.à r.l.	(“Actavis Capital”)
	Actavis W.C. Holding Inc.	(“Actavis W.C.”)
	Actavis, Inc. (formerly Watson Pharmaceuticals, Inc.)	(“Actavis, Inc.”)
	Watson Laboratories, Inc.	(“Watson Labs”)
	Coventry Acquisition, LLC	(“Coventry LLC”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Actavis plc 1 Grand Canal Square, Docklands Dublin 2, Ireland

Warner Chilcott 1 Grand Canal Square, Docklands Dublin 2, Ireland

WC 1 S.à r.l. 46A, avenue J.F. Kennedy L-18555 Luxembourg Grand Duchy of Luxembourg

WC 2 S.à r.l. 46A, avenue J.F. Kennedy L-18555 Luxembourg Grand Duchy of Luxembourg

Actavis Ireland 70 Sir John Rogerson’s Quay Dublin 2, Ireland

SCHEDULE 13G/A

CUSIP No.: 197779101	Page 13 of 18 Pages

Actavis Capital 46A, avenue J.F. Kennedy L-18555 Luxembourg Grand Duchy of Luxembourg

Actavis W.C. Morris Corporate Center III 400 Interpace Parkway Parsippany, New Jersey 07054

Actavis, Inc. Morris Corporate Center III 400 Interpace Parkway Parsippany, New Jersey 07054

Watson Labs 577 Chipeta Way Salt Lake City, Utah 84108

Coventry LLC 577 Chipeta Way Salt Lake City, Utah 84108

Item 2(c).	Citizenship:

	Actavis plc:	Ireland
	Warner Chilcott plc	Ireland
	WC 1 S.à r.l.	Luxembourg
	WC 2 S.à r.l.	Luxembourg
	Actavis Ireland	Ireland
	Actavis Capital	Luxembourg
	Actavis W.C.	Delaware
	Actavis, Inc.:	Nevada
	Watson Labs:	Delaware
	Coventry LLC:	Delaware

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number: 197779101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

SCHEDULE 13G/A

CUSIP No.: 197779101	Page 14 of 18 Pages

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As to each of the following entities (as defined under Item 2(a) herein):

Actavis plc

Warner Chilcott

WC 1 S.à r.l.

WC 2 S.à r.l.

Actavis Ireland

Actavis Capital

Actavis W.C.

Actavis, Inc.

Watson Labs

Coventry LLC

(a)	Amount beneficially owned:	0

(b)	Percent of class:	0.0%

(c)	Number of shares as to which such person has:

	(i) Sole power to vote or to direct the vote:

	(ii) Shared power to vote or to direct the vote:	0

	(iii) Sole power to dispose or to direct the disposition of:

	(iv) Shared power to dispose or to direct the disposition of:	0

On March 6, 2014, the Issuer entered into a purchase agreement with Coventry LLC pursuant to which the Issuer purchased all 1,400,000 shares of Issuer common stock then held by Coventry LLC. Following the transaction, Coventry LLC ceased to hold any direct or indirect ownership interest in the Issuer. The closing date of the transaction was March 7, 2014.

Item 5.	Ownership of Five Percent or Less of a Class:

This statement is being filed to report the fact that as of the date hereof each of the reporting persons noted herein has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

SCHEDULE 13G/A

CUSIP No.: 197779101	Page 15 of 18 Pages

Item 8.	Identification and Classification of Members of the Group: Not applicable.

Item 9.	Notice of Dissolution of Group: Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SCHEDULE 13G/A

CUSIP No.: 197779101	Page 16 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2014

ACTAVIS PLC

By:	/s/ David A. Buchen
David A. Buchen
Chief Legal Officer — Global and Secretary

WARNER CHILCOTT PLC

By:	/s/ David A. Buchen
David A. Buchen
Chief Legal Officer — Global and Secretary

ACTAVIS WC 1 S.À R.L.

By:	/s/ David A. Buchen
David A. Buchen
Class A Manager

By:	/s/ Patrick van Denzen
Patrick van Denzen
Class B Manager

ACTAVIS WC 2 S.À R.L.

By:	/s/ David A. Buchen
David A. Buchen
Class A Manager

SCHEDULE 13G/A

CUSIP No.: 197779101	Page 17 of 18 Pages

By:	/s/ Patrick van Denzen
Patrick van Denzen
Class B Manager

ACTAVIS IRELAND HOLDING LIMITED

By:	/s/ David A. Buchen
David A. Buchen
Director

ACTAVIS CAPITAL S.À R.L.

By:	/s/ David A. Buchen
David A. Buchen
Class A Manager

By:	/s/ Patrick van Denzen
Patrick van Denzen
Class B Manager

ACTAVIS W.C. HOLDING INC.

By:	/s/ David A. Buchen
David A. Buchen
Chief Legal Officer — Global and Secretary

ACTAVIS, INC.

By:	/s/ David A. Buchen
David A. Buchen
Chief Legal Officer — Global and Secretary

SCHEDULE 13G/A

CUSIP No.: 197779101	Page 18 of 18 Pages

WATSON LABORATORIES, INC.

By:	/s/ David A. Buchen
David A. Buchen
Chief Legal Officer — Global and Secretary

COVENTRY ACQUISITION, LLC,

By:	/s/ David A. Buchen
David A. Buchen
General Counsel and Secretary